Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2023

NEWS RELEASE

Business Highlights

•	Fourth quarter sales increased 17% Q/Q and increased 1% Y/Y

•	SSD controller sales: 4Q increased 15% to 20% Q/Q and increased 0% to 5% Y/Y

•	eMMC+UFS controller sales: 4Q increased 25% to 30% Q/Q and increased 20% to 25% Y/Y

•	SSD solutions sales: 4Q decreased 5% to 10% Q/Q and decreased 45% to 50% Y/Y

•	Announced annual cash dividend of $2.00 per ADS

Financial Highlights

	4Q 2023 GAAP	4Q 2023 Non-GAAP
• Net sales	$202.4 million (+17% Q/Q, +1% Y/Y)	$202.4 million (+17% Q/Q, +1% Y/Y)
• Gross margin	43.7%	44.1%
• Operating margin	8.7%	13.8%
• Earnings per diluted ADS	$0.63	$0.93

	Full Year 2023 GAAP	Full Year 2023 Non-GAAP
• Net sales	$639.1 million (-32% Y/Y)	$639.1 million (-32% Y/Y)
• Gross margin	42.3%	43.0%
• Operating margin	6.2%	11.9%
• Earnings per diluted ADS	$1.58	$2.27

TAIPEI, Taiwan and MILPITAS, Calif., February 7, 2024 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion”, the “Company” or “we”) today announced its financial results for the quarter ended December 31, 2023. For the fourth quarter of 2023, net sales (GAAP) increased sequentially to $202.4 million from $172.3 million in the third quarter of 2023. Net income (GAAP) increased to $21.1 million, or $0.63 per diluted American Depositary Share of the Company (“ADS”) (GAAP), from net income (GAAP) of $10.6 million, or $0.32 per diluted ADS (GAAP), in the third quarter of 2023.

For the fourth quarter of 2023, net income (non-GAAP) increased to $31.3 million, or $0.93 per diluted ADS (non-GAAP), from net income (non-GAAP) of $21.1 million, or $0.63 per diluted ADS (non-GAAP), in the third quarter of 2023.

Fourth Quarter 2023 Review

“Our fourth quarter results exceeded expectations as demand across the majority of our products increased sequentially, driven by holiday season demand and normalizing channel inventory,” said Wallace Kou, President and CEO of Silicon Motion. “Both eMMC+UFS and SSD controller demand grew strongly in the quarter. We are confident that our teams’ ongoing commitment to deliver controller solutions that enable our customers to service a broader range of markets will continue to drive share gains for us and be the foundation for strong growth in 2024 and beyond.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	4Q 2023	3Q 2023	4Q 2022	4Q 2023	3Q 2023	4Q 2022
Revenue	$202.4	$172.3	$200.8	$202.4	$172.3	$200.8
Gross profit	$88.5	$73.1	$87.0	$89.3	$73.3	$95.1
Percent of revenue	43.7%	42.4%	43.3%	44.1%	42.5%	47.4%
Operating expenses	$71.0	$58.1	$61.9	$61.5	$49.5	$48.5
Operating income	$17.6	$15.0	$25.1	$27.8	$23.8	$46.6
Percent of revenue	8.7%	8.7%	12.5%	13.8%	13.8%	23.2%
Earnings per diluted ADS	$0.63	$0.32	$0.71	$0.93	$0.63	$1.22

Other Financial Information

(in millions)	4Q 2023	3Q 2023	4Q 2022
Cash, cash equivalents, restricted cash and short-term investments—end of period	$369.0	$350.3	$287.1
Routine capital expenditures	$3.5	$6.3	$3.5
Dividend payments	$16.7	—	—

During the fourth quarter of 2023, we had $9.5 million of capital expenditures, including $3.5 million for the routine purchase of testing equipment, software, design tools and other items, and $6.0 million for building construction in Hsinchu.

Acquisition Update

On May 5, 2022, Silicon Motion and MaxLinear, Inc. (“MaxLinear”) entered into a merger agreement (the “Merger Agreement”), pursuant to which Silicon Motion agreed to be acquired by MaxLinear, with (a) holders of Silicon Motion ordinary shares, par value $0.01 (each, a “Share”), to receive $23.385 in cash and 0.097 shares of MaxLinear common stock, par value $0.0001(“MaxLinear Common Stock”) for each Share that they hold (other than certain customary excluded Shares), and (b) ADS holders to receive $93.54 in cash and 0.388 shares of MaxLinear Common Stock for each ADS that they hold (other than ADSs representing certain customary excluded Shares), in each case, with cash in lieu of any fractional shares of MaxLinear Common Stock (collectively, the “Transaction”). On August 31, 2022, shareholders at Silicon Motion’s Extraordinary General Meeting of Shareholders approved the Transaction.

On July 26, 2023, Silicon Motion and MaxLinear received antitrust approval from the State Administration for Market Regulation of the People’s Republic of China (“SAMR Approval”). Shortly after receiving SAMR Approval, Silicon Motion received notice from MaxLinear of its purported termination of the Merger Agreement. MaxLinear did not provide any factual basis for its purported termination, and Silicon Motion believes its actions constituted a willful and material breach of the Merger Agreement. Silicon Motion has filed a claim in the Singapore International Arbitration Centre, which is the venue for dispute resolution under the Merger Agreement, and is pursuing payment of the termination fee of $160 million, together with further substantial damages, interest and costs.

Business Outlook

“We expect sustained growth across our business in 2024, driven by wins with our module maker customers and significant design wins and share gains with our flash maker customers, as they look to outsource more controllers to effectively address a broader range of end-markets,” said Wallace Kou, President and CEO of Silicon Motion. “We are confident that our strong backlog and project ramps will be the foundation for strong growth this year. These new wins for our eMMC+UFS and SSD controllers will grow our relationship with our flash maker partners this year and increase revenue from these customers by approximately 50%.”

For the first quarter of 2024, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$172m to $182m -15% to -10% Q/Q +39% to 47% Y/Y	—	$172m to $182m -15% to -10% Q/Q +39% to 47% Y/Y
Gross margin	43.9% to 44.9%	Approximately $0.1m*	44.0% to 45.0%
Operating margin	6.4% to 8.2%	Approximately $6.0m to $7.0m**	10.5% to 11.5%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $6.0 million to $7.0 million of stock-based compensation and dispute related expenses.

For the full year 2024, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$765m to $800m +20% to 25% Y/Y	—	$765m to $800m +20% to 25% Y/Y
Gross margin	44.9% to 46.9%	Approximately $0.5m*	45.0% to 47.0%
Operating margin	10.4% to 12.8%	Approximately $31.0m to $33.0m**	14.7% to 16.7%

*	Projected gross margin (non-GAAP) excludes $0.5 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $31.0 million to $33.0 million of stock-based compensation and dispute related expenses.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on February 7, 2024.

Conference Call Details

Participants must register in advance to join the conference call using the link provided below. Conference access information (including dial-in information and a unique access PIN) will be provided in the email received upon registration.

Participant Online Registration:

https://register.vevent.com/register/BIa3091343a70245248e648a453af494b7

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating income (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Restructuring charges relate to the restructuring of our underperforming product lines, principally the write-down of NAND flash, embedded DRAM and SSD inventory valuation and severance payments.

M&A transaction expenses consist of legal, financial advisory and other fees related to the Transaction.

Dispute related expenses consist of legal, consultant and other fees.

Loss from settlement of litigation relates to an expense accrued in connection with a settlement of a lawsuit.

Foreign exchange loss (gain) consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Unrealized holding loss (gain) on investments relates to the difference between market value and cost of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2022	2023	2023	2022	2023
	($)	($)	($)	($)	($)
Net Sales	200,759	172,333	202,379	945,921	639,142
Cost of sales	113,786	99,193	113,854	480,090	368,752

Gross profit	86,973	73,140	88,525	465,831	270,390
Operating expenses
Research & development	51,926	41,740	56,432	188,532	174,357
Sales & marketing	5,629	6,862	6,205	31,537	26,920
General & administrative	4,349	8,939	7,600	31,447	27,923
Loss from settlement of litigation	(10)	591	720	390	1,312

Operating income	25,079	15,008	17,568	213,925	39,878
Non-operating income (expense)
Interest income, net	1,261	3,480	4,221	2,636	12,246
Foreign exchange gain (loss), net	(562)	569	(1,117)	(4,880)	914
Unrealized holding gain(loss) on investments	896	(2,828)	(51)	896	8,002
Others, net	—	—	8	1	8

Subtotal	1,595	1,221	3,061	(1,347)	21,170

Income before income tax	26,674	16,229	20,629	212,578	61,048
Income tax expense (benefit)	3,138	5,642	(464)	40,068	8,175

Net income	23,536	10,587	21,093	172,510	52,873

Earnings per basic ADS	0.71	0.32	0.63	5.19	1.59
Earnings per diluted ADS	0.71	0.32	0.63	5.17	1.58
Margin Analysis:
Gross margin	43.3%	42.4%	43.7%	49.2%	42.3%
Operating margin	12.5%	8.7%	8.7%	22.6%	6.2%
Net margin	11.7%	6.1%	10.4%	18.2%	8.3%
Additional Data:
Weighted avg. ADS equivalents	33,054	33,413	33,416	33,257	33,353
Diluted ADS equivalents	33,209	33,471	33,587	33,388	33,470

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2022	2023	2023	2022	2023
	($)	($)	($)	($)	($)
Gross profit (GAAP)	86,973	73,140	88,525	465,831	270,390
Gross margin (GAAP)	43.3%	42.4%	43.7%	49.2%	42.3%
Stock-based compensation (A)	228	94	106	597	406
Restructuring charges	7.918	88	648	8,054	3,996
Gross profit (non-GAAP)	95,119	73,322	89,279	474,482	274,792
Gross margin (non-GAAP)	47.4%	42.5%	44.1%	50.2%	43.0%
Operating expenses (GAAP)	61,894	58,132	70,957	251,906	230,512
Stock-based compensation (A)	(12,613)	(3,751)	(5,680)	(26,064)	(17,141)
M&A transaction expenses	(787)	(708)	288	(9,230)	(2,606)
Dispute related expenses	—	(2,904)	(2,757)	—	(5,661)
Restructuring charges	—	(661)	(638)	—	(5,217)
Loss from settlement of litigation	10	(591)	(720)	(390)	(1,312)
Operating expenses (non-GAAP)	48,504	49,517	61,450	216,222	198,575
Operating profit (GAAP)	25,079	15,008	17,568	213,925	39,878
Operating margin (GAAP)	12.5%	8.7%	8.7%	22.6%	6.2%
Total adjustments to operating profit	21,536	8,797	10,261	44,335	36,339
Operating profit (non-GAAP)	46,615	23,805	27,829	258,260	76,217
Operating margin (non-GAAP)	23.2%	13.8%	13.8%	27.3%	11.9%
Non-operating income (expense) (GAAP)	1,595	1,221	3,061	(1,347)	21,170
Foreign exchange loss (gain), net	562	(569)	1,117	4,880	(914)
Unrealized holding loss (gain) on investments	(896)	2,828	51	-(896)	(8,002)
Non-operating income (expense) (non-GAAP)	1,261	3,480	4,229	2,637	12,254
Net income (GAAP)	23,536	10,587	21,093	172,510	52,873
Total pre-tax impact of non-GAAP adjustments	21,202	11,056	11,429	48,319	27,423
Income tax impact of non-GAAP adjustments	(3,687)	(584)	(1,202)	(6,921)	(4,169)
Net income (non-GAAP)	41,051	21,059	31,320	213,908	76,127

Earnings per diluted ADS (GAAP)	$0.71	$0.32	$0.63	$5.17	$1.58
Earnings per diluted ADS (non-GAAP)	$1.22	$0.63	$0.93	$6.36	$2.27
Shares used in computing earnings per diluted ADS (GAAP)	33,209	33,471	33,587	33,388	33,470
Non-GAAP adjustments	341	128	110	272	129
Shares used in computing earnings per diluted ADS (non-GAAP)	33,550	33,599	33,697	33,660	33,599
(A) Excludes stock-based compensation as follows:
Cost of sales	228	94	106	597	406
Research & development	9,670	2,422	4,103	18,678	11,709
Sales & marketing	1,053	521	361	2,736	1,858
General & administrative	1,890	808	1,216	4,650	3,574

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31 2022 ($)	Sep. 30, 2023 ($)	Dec. 31, 2023 ($)
Cash and cash equivalents	232,179	295,385	314,302
Accounts receivable (net)	206,105	193,389	194,701
Inventories	287,964	199,003	216,950
Refundable deposits – current	49,490	49,445	49,656
Prepaid expenses and other current assets	12,184	16,896	17,636

Total current assets	787,922	754,118	793,245
Long-term investments	9,267	17,023	17,116
Property and equipment (net)	139,434	162,107	167,417
Other assets	24,627	33,672	30,183

Total assets	961,250	966,920	1,007,961

Accounts payable	36,023	26,975	55,586
Income tax payable	42,114	26,279	7,544
Accrued expenses and other current liabilities	105,731	77,502	149,680

Total current liabilities	183,868	130,756	212,810
Other liabilities	44,781	62,112	60,455

Total liabilities	228,649	192,868	273,265
Shareholders’ equity	732,601	774,052	734,696

Total liabilities & shareholders’ equity	961,250	966,920	1,007,961

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2022	2023	2023	2022	2023
	($)	($)	($)	($)	($)
Net income	23,536	10,587	21,093	172,510	52,873
Depreciation & amortization	4,936	5,466	5,356	18,931	21,810
Stock-based compensation	12,841	3,845	5,786	26,661	17,547
Investment losses (gain) & disposals	(894)	3,135	(432)	(890)	(7,987)
Changes in operating assets and liabilities	(409)	39,301	11,582	(133,320)	64,491

Net cash provided by operating activities	40,010	62,334	43,385	83,892	148,734

Purchase of property & equipment	(7,794)	(17,052)	(9,530)	(32,942)	(50,217)

Net cash provided by (used in) investing activities	(7,794)	(17,052)	(9,530)	(32,942)	(50,217)

Dividend payments	—	—	(16,676)	(49,941)	(16,690)
Share repurchases	—	—	—	(133,155)	—

Net cash used in financing activities	—	—	(16,676)	(183,096)	(16,690)

Net increase (decrease) in cash, cash equivalents & restricted cash	32,216	45,282	17,179	(132,146)	81,827
Effect of foreign exchange changes	954	50	1,508	3,678	108
Cash, cash equivalents & restricted cash—beginning of period	253,885	304,971	350,303	415,523	287,055

Cash, cash equivalents & restricted cash—end of period	287,055	350,303	368,990	287,055	368,990

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes the uncertainties associated with any future outbreaks of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain or other similar global or regional pandemic; the continuing tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2023. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this press release.

Silicon Motion Investor Contacts:

Jason Tsai	Selina Hsieh
Vice President of IR & Finance	Investor Relations
jtsai@siliconmotion.com	ir@siliconmotion.com

Media Contact:

Dan Scorpio, H/Advisors Abernathy

Dan.scorpio@h-advisors.global